August 16, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: John L. Krug

Mailstop 6010

Ladies/Gentlemen:

Re:

BiTech Pharma, Inc.

Amendment No. 2 to Form 10-SB

Filed July 31, 2006

File No. 000-51684

We are writing on behalf of BiTech Pharma, Inc. (the “Company”) in regard to the above filing by the Company.  The Company’s Form 10-SB was originally filed with the SEC on April 3, 2006, and it automatically became effective 60 days thereafter on June 2, 2006 pursuant to Section 12(g)(1) of the Securities Exchange Act.  The Company has amended the Form 10-SB twice since its initial filing, most recently on July 31, 2006 in response to the comment letter of the Staff of the Commission dated June 5, 2006 (the “Comment Letter”).  The Company believes that it has made changes responsive to all of the comments in the Comment Letter, and it has received no further communications from the Staff since the July 31, 2006 filing.

The Company would like to permit a secondary trading market for its stock to develop and to have the trading in its stock reported on the NASD Bulletin Board.  Potential market makers for the Company’s stock have requested that the Company confirm that it has responded to all of the comments of the Staff on its Form 10-SB. Although the Company understands that the SEC or Staff or the SEC may comment upon any of its Exchange Act filings at any time that they choose to do so, the Company requests advice that the Staff has completed its filing review and does not currently have any additional comments pending with respect to the above filing.  If the Staff has any pending comments regarding the above filing, the Company would like to receive the comments as soon as possible so that it may address them before a secondary trading market develops for its stock.

Please direct your response to this letter to the undersigned or to Charles Law at King & Wood LLP, 975 Page Mill Road, Palo Alto, CA 95304 (phone: 650.320.4599).

Very truly yours,

HODGSON RUSS, LLP

By: /s/ Ward B. Hinkle

cc:

Jun Bao, President and CEO

Charles Law, Esq. -- King & Wood LLP

Dian Xu, Esq. -- King & Wood LLP

Omer Ozden, Esq.

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